UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

1 Form C: Offering Statement

1 Form C-U: Progress Update

1 Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

1 Form C-AR/A: Amendment to Annual Report

1 Form C-TR: Termination of Reporting

Name of issuer

One Roq Spirits, LLC

Legal status of issuer

Corporation

Jurisdiction of Incorporation/Organization

New York

Date of organization

March 12, 2012

Physical address of issuer

30 Crag Burn Road, East Aurora NY 14052

Website of issuer

www.oneroqclub.com

Current number of employees: **0**

Summary Financial Information

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$339,438	$304,083
Cash & Cash Equivalents	$6,609	$22,324
Accounts Receivable	$907	$3,310
Short-term Debt	$42,816	$363,779
Long-term Debt	$0	$0
Revenues/Sales	$183,398	$145,034
Cost of Goods Sold	$26,135	$44,024
Taxes Paid	$0	$162
Net Income	-$3,812	-$134,637

Form C-AR

One Roq Spirits, LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR) is being furnished by One Roq Spirits, LLC, a New York corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.One Roq Spirits, LLC.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 4/30/2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

The statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

One Roq Spirits, LLC (the "Company" or "One Roq Spirits, LLC") is a New York Limited Liability Company, incorporated/formed on March 12, 2012.

The Company's headquarters is located at 30 Crag Burn Road, East Aurora NY 14052

The Company's website is [www.OneRoqClub.com.](www.OneRoqClub.com) The information available on or through our website is not a part of this Form C-AR.

The Business

ONE ROQ Spirits LLC (the "Company") is an adult beverage manufacturer and SAAS-based technology company that produces super-premium spirits (currently vodkas) under the ONE ROQ® brand name. Its principal products include ONE ROQ Vodka ("legacy"), ONE ROQ Loganberry (flavored), ONE ROQ Dark Chocolate Truffle (flavored), and ONE ROQ Raspberry (flavored) and its new flavor, ONE ROQ Pineapple Peach (2023). The Company utilizes a network of primary and second source bottling facilities located throughout the US which produce the signature ONE ROQ Vodka recipes.

ONE ROQ Spirits LLC, which operates in the distilled spirits market vertical as a premium distiller & technology company, actively relaunched operations following the closing of its first round of public funding through StartEngine in Q1 of 2020. The Company's emergence into the market is the result of a redevelopment of its business model which emphasizes brand ownership and benefits through a monthly Membership in the ONE ROQ Club, which delivers exclusive access to online ordering of ONE ROQ spirits and merchandise; monthly deals on thousands of popular and rare wine & spirits brands; fine dining, travel and entertainment rewards; and a proposed network of international luxury club houses featuring lounge, speakeasy and monthly entertainment.

The Company maintains a "first-mover" position with its unique 3-tier compliant omni-channel business model. Funding to date has been invested into the development of required technology, supply chain, partnerships, and sustaining temporary headwinds from the Covid-19 Pandemic (discussed in Operating Results). With its supply chain normalized and Offering 3 live, the Company is now raising funding to execute its growth plan to materialize the Company's market value – and liquidity plan for investors.

OUR SECURITIES

The company has authorized equity stock.

Membership Units
The amount of security authorized is 66,000,000 with a total of 57,814,294 outstanding.

Voting Rights 1 Vote per unit Material Rights

Membership Interests
Each Member shall own Membership Units in the amounts set forth for such Member in Schedule A of the Operating Agreement; and shall have a Percentage Interest in the Company based upon their purchase of interests, as set forth in Schedule A of the Operating agreement.

Distributions/Dividends
Distributions shall be made at such times and in such amounts as may be determined solely by the Board of Managers, to the Members, pro rata in accordance with their Percentage Interests, as per the Operating Agreement.

Transfers of Membership
The Company will be provided 45-day notice of any intent to transfer for their consideration to purchase units from transferee, as per the Operating Agreement

Drag Along Rights
Holders of more than 50% of the Company's Membership Units have the right to sell his/her

Membership Units or the Company's Membership Units to a buyer, as per the Operating Agreement.

What it means to be a minority holder
As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution
Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial

public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Company stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections.

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess.

The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, are often valued on other factors including: market size, historical exit valuations, projections and growth potential.

The transferability of the Securities you are buying is limited.

Any Membership Unit (stock) purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time.

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed.

The Company is offering Common Stock and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financing may adversely impact your investment.

We will likely need to engage in common equity, debt, or other preferred stock vehicles in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance is hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants.

These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products. It is possible that there may never be operational product or service extensions, or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's deciding that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments.

Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the Company.

You are trusting in management discretion. You are buying securities as a minority holder, and therefore, must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating, and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected.

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition.

We compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early-stage company and have not yet generated any profits.

ONE ROQ Spirits is in the early stages of achieving operating history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ONE ROQ Spirits, LLC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3-4 years or generate sufficient revenues to pay dividends to the holders of the shares. There is no guarantee that the Company will be able to drive its projected enterprise value and conduct the target exit event through IPO or brand sale.

We are an early-stage company and have limited revenue and operating history.

The Company has a short history, and effectively no revenue due to stage. If you are investing in this company, it's because you think that ONE ROQ and ONEROQClub.com is a good idea, that the team will be able to successfully market and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time.

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), TTB (The Alcohol and Tobacco Tax and Trade Bureau), and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such a point the Company may no longer want to sell products and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact on our operations, and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks.

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in the service to ONE ROQ Spirits, LLC; ONEROQClub.com or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on ONE ROQ Spirits; ONEROQClub.com could harm our reputation and materially negatively impact our financial condition and business.

Industry Barriers

The beverage alcohol market operates on a federally regulated supply chain where 100% of the distribution has become consolidated among a hand full of dominant distributors who largely serve the interests of 20 or so major global suppliers. Without Partnerships with major distributors, an alternative supply chain, or a robust direct-to-home platform, the Company may not achieve its growth targets on the time-horizon offered.

Non-Participation

The market is heavily influenced by a small number of major distributors who seek to limit the number of new brands in the market as a strategy to protect the interests of established brands. Investors in ONE ROQ may risk not realizing the full potential of their investment if they do not participate in helping to create demand by asking for the Company's products in their own local markets through their preferred retailers and/or establishments.

Advertised Special Projects and Initiatives May Not Launch During this Offering.

The Company may not be able to commercialize aspects of its offering that fall under future or special projects or initiatives without adequate funding. In addition, the Company reserves the right to invest in these initiatives with future potential financing.

RISK FACTORS

Risks Relating to the Company's Business and Industry

The Company's operations and revenue have been negatively impacted by the COVID-19 pandemic.

Any outbreak of contagious diseases, and other adverse public health developments, could have a material and adverse effect on our business operations. The recent outbreak of respiratory illness caused by a novel coronavirus referred to as COVID-19 has had a material adverse effect on our business operations which remains ongoing. Even as official restrictions regarding COVID-19 have ended, the Company continues to experience increased costs in paper goods, glass, labels, corks; and sustained over a year-long delay delivery on its glass bottles due to a global shortage that affected the industry. In 2023, glass bottles supply chain have, have begun to normalize.

Industry Consolidation. Distributors & Retailers have used the Pandemic to prioritize major brands. As a result, two major mergers among four of the largest US distributors has further concentrated distribution power, and thus, access to retail for new suppliers. Further, industry transformations from the Pandemic have given distributors and retailers continued reasoning to reduce new item intake, prioritizing major supplier brands for retail launches. In 2022, Distributors continued to lean on online ordering portals for their retail customers, displacing significant portions of their field salesforces, the key component for new market introductions for new brand suppliers.

Distributor consolidation and a reduction in field sales resources by distributors has resulted in a pause of ONE ROQ's Carry Request fulfillment program, but not Carry Request intakes. We will build those databases as part of a future re-entry into the on-premises market. While we have marked consolidation as a headwind, we believe these market transformations strengthens our direct-to-home business opportunity as ONE ROQ's model does not rely on broad Distributor & Retailer participation to operate and thrive.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

We are a seed-stage company and have little operating history or operating results.

We are a seed-stage company and have little operating history or operating results. We were incorporated on March 12, 2012, and engaged in limited business activity until August 2018, when we launched in Buffalo, NY. As a result, we have a limited operating history upon which to base an evaluation of us or our prospects. We have limited resources and will be largely dependent upon the minimum amount of proceeds in order to continue to scale our business. We may encounter difficulties as we continue to scale our business, many of which may be beyond our control. If additional capital is not available when required or is not available on acceptable terms, we may be forced to modify or abandon our business plan. This could result in a cessation of operations and loss of investment for our investors.

We depend on certain key personnel, including senior executives.

Our future success depends on the efforts of key personnel. J. Garrett Green is our co-founder and chief executive officer, and Heath Hettig is our chief technology officer. The loss of either of their services would have a materially adverse effect on us. We expect to face intense competition to be able to attract and retain additional qualified personnel, and it cannot be assumed we will be able to attract or retain qualified personnel.

Our ability to generate future revenues will depend on a number of factors, many of which are beyond our control.

These factors include the rate of market acceptance of our products, regulatory developments, and general economic trends. Due to these factors, we cannot anticipate with any degree of certainty what our revenues, if any, will be in future periods.

New entrants into our market may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Although we believe that our market will remain a new and fragmented market, new entrants not currently considered to be competitors may still enter our market through acquisitions, partnerships or strategic relationships. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical and other resources. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies.

It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive space. Additionally, the product may be in a market where customers will not have brand loyalty.

Government regulation could impose burdensome requirements and restrictions that could impair demand for our products.

Any government regulation of our products or services, whether at the federal, state, or local level, may increase our costs and the price of our service, may have a negative impact on our revenue and profitability, and may challenge the commercial viability of our business.

Our additional financing requirements could result in dilution to existing equity holders.

Additional financing which the Company will require may in the future be obtained through one or more transactions which will effectively dilute the ownership interests of stockholders. The Company has the authority to issue additional shares of common stock and preferred stock, as well as additional classes or series of ownership interests or debt obligations which may be convertible into any one or more classes or series of ownership interests. Such securities may be issued without the approval or other consent of the Company's stockholders.

Risks Relating to Our Industry

The market for our product may be smaller than we expect, and we may not be able to generate the revenue we expect.

There can be no assurance that the market for our product is as we expect. Furthermore, the unit cost may not be achieved for many reasons, including the pricing of competing products, general economic conditions, and the market.

We may face significant competition in our markets.

We are competing with a variety of companies in the United States and abroad. A number of companies are much larger, well-established, have longer-standing relationships with customers and potential business partners, have greater name recognition and have, or may have, access to significantly greater financial, and marketing resources. If we are unable to compete effectively with competitors, our business, financial conditions, and results of operations may be adversely affected.

We have experienced challenges related to changes made by technology vendors.

In July of 2021, Apple corporation released the IOS 14 update to increase privacy to iPhone users. With this update, around 95% of iPhone users opted out of app tracking, subsequently causing significant reductions in efficacy of social media advertising platforms for advertisers. This event caused us to turn off paid advertising in August of 2021 and most of 2022 while we observed effects. Today and looking back, IOS 14 had a major impact on online advertisers in the second half of 2021 and 2022. Big tech has since made improvements to restore industry benchmarks. Internally, we have partnered with specialists to restore anticipated conversion performance and improve upon it.

Funding In 2024

In 2024, inflation, and drying credit are contributing to a pullback in consumer spending and investments in the venture capital markets. Future success for ONE ROQ will continue to rely on capitalization by Investors.

BUSINESS

ONE ROQ Spirits, LLC emergence into the market is the result of a redevelopment of its business model which emphasizes brand ownership and benefits through a monthly Membership in the ONE ROQ Club, which delivers exclusive access to online ordering of ONE ROQ spirits and merchandise; monthly deals on thousands of popular and rare wine & spirits brands; fine dining, travel and entertainment rewards; and a proposed network of international luxury club houses featuring lounge, speakeasy and monthly entertainment.

Our headquarters is located at 30 Crag Burn Road, East Aurora NY 14052, but we have customers and subscribers in nearly every U.S. state and internationally.

History and Business Outlook

ONE ROQ Spirits LLC (the "Company") was formed in the State of New York on March 12, 2012. The Company is an adult beverage manufacturer and SAAS-based technology company that produces super-premium spirits (currently vodkas) under the ONE ROQ® brand name. Its principal products include ONE ROQ Vodka ("legacy"), ONE ROQ Loganberry (flavored), ONE ROQ Dark Chocolate Truffle (flavored), and ONE ROQ Raspberry (flavored) and its new flavor, ONE ROQ Pineapple Peach (coming soon). The Company utilizes a network of primary and second source bottling facilities located throughout the US which produce the signature ONE ROQ Vodka recipes.

In 2021, the Company was able to access twelve full months of public funding, which in turn allowed it to continue development and testing of its platform, and drive increases to Key Performance Indicators ahead of its formal sales & marketing growth plan. Sales were generated through a combination of initial partner wholesalers and online sales generates from its Member community. For example, in 2021, ONE ROQ generated its second consecutive year of growth with a 118% increase in sales, a 94% increase in registered app users, and a 71% increase in our investor base in comparison to the prior year (unaudited).

 The company credits unfettered access to working capital from public investment and a working supply chain, despite percolating industry & business headwinds from the Covid-19 Pandemic.

In 2022, Pandemic effects on our supply chain reached an all-time high where a 16-month-long delay on delivery of new glassware (caused by a run-on glass in 2021 by major producers) prevented us from building new inventories, pursuing new product launches and delivering overall material sales. The glass shortage was an unavoidable industry-wide issue, and second source suppliers were not a solution.

In addition to our supply chain disruption, Pandemic-related administrative congestion and annual regulatory requirements contributed to a near 12-month delay in publishing our third Offering, which prevented us from accessing new capital to invest in alternative sales.

Due to both of the aforementioned issues, ONE ROQ's progress in 2022 remained on its ability to continue building technology that would strengthen its unique, omni-channel approach so it could hit the ground running when supply chain normalized, and capital flows restored through Offering 3.

Thankfully, Founder, Garrett Green, and CTO, Heath Hettig, reinvested capital and time to keep progress moving forward, focusing the Company's energy on completing a final technology corner of ONE ROQ Club's e-commerce strategy, with Marketplace - a feature that brings online thousands of popular and rare wine & spirits brands as part of a strategic plan to address a wider swath of the total beverage alcohol market; build discovery & sales of ONE ROQ's core products; create organic synergies with larger suppliers (prospective acquirers); add new, scalable revenue streams (through front facing subscription and back-end brand partnerships); and increase our future potential market value by an estimated 20-times than originally forecasted.

Despite what most would believe to be a "wash" year from a KPI standpoint, Marketplace was the single most valuable (and important) technology accomplishment that we believe strengthens the company's digital strategy and vastly increases its potential future value for shareholders. This can be evidenced by the Company's reduction in annual net operating loss, which was the best performance over the last five years. Despite challenges. Despite a "shoestring" budget.

With our supply chain normalized and Offering 3 live, the Company is now raising funding to execute a comprehensive / viral growth plan to materialize the Company's projected market value for investors.

To facilitate our sales & marketing plan that the Company believes would begin expanding material sales of core products, club memberships, and attract new investment, the Company has partnered with an emerging ad-tech firm (founded by former Microsoft engineer), that brings a unique methodology of building high-value, online sales funnels. The firm is currently operating, multiple 7-8-figure sales funnels for consumer brands through their "sprint testing" methodology that is outperforming industry conversion benchmarks by up to "25x." ONE ROQ is currently underway with the aim of unlocking high-performing funnels for its digital subscriptions, core product sales, and new investment.

In 2022, we launched our beta for "Marketplace" which is accessed, in part, through our new, "rewards subscriber program," as an important vehicle to enable delivery or value and strategic growth.

Customer Base

We are a double-sided marketplace, so our customer base consists of two primary constituencies: consumers and wholesalers, distributors, and retailers. We approach customer acquisition and retention of our two customer bases separately.

Competition

We compete with larger, established companies who currently have products on the market and/or various respective product development programs such as Absolut, Belvedere, Svedka, Grey Goose, Hanger 1, and Tito's among others. ,. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

While there are currently aware of no spirits competitors offering an on-demand direct to consumer ordering technology with a rewards & ownership platform, alternatives such as Drizzly, Reserve Bar and Wine.com exist to fulfill consumer orders. The technology space is continually ever-evolving, and we are aware that it can and likely will change in the future, making it important for us to advance our technology and execute on our growth plan to expand our base of loyal users as quickly as possible.

Intellectual Property

We have registered design and standard character trademarks, including that for: "ONE ROQ Vodka;" "America's Premium Vodka" and "Own Your Spirit".

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change.

Litigation

None.

DIRECTORS, OFFICERS, AND EMPLOYEES

The directors and officers of the Company are listed below along with all positions and offices held at the Company, their educational background and qualifications, and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
J. Garrett Green	CEO	CEO, One Roq Spirits, LLC (May 2016 – Present)	BA, 2009 Rawlins College Winter Park FL

Indemnification

Indemnification is authorized by the Company to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 full-time employees and 0 part-time employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

Our capitalization as of March 31, 2024 is as follows:

Type of Security	Amount Outstanding	Voting Rights	Antidilution Rights
Common Stock: J. Garret Green	48,950,000 shares	Yes	No
Common Stock: Other Holders	305,315 shares	Yes	No
Reg CF Crowdfunding Raise 1	373,851 shares	Yes	No
Reg CF Crowdfunding Raise 2	4,621,095 shares	Yes	No
Reg CF Crowdfunding Raise 3	2,462,018 shares	Yes	No
Reg D Rule 506	932,740 shares	Yes	No
Reg CF Crowdfunding Raise 4	169,275 shares	Yes	No
2022 Notes (non-convertible)	$0	Yes	No
2023 Notes (non-convertible)	$7,516	Yes	No

Our authorized capital stock consists of 66,000,000 shares, all of which are designated as common stock, each having $0.00 par value. As of December 31, 2024, there were 57,814,294 shares of common stock and no shares of preferred stock issued and outstanding. From time to time and at any time in the future, our board of advisors may create one or more series of common or preferred stock with such rights and preferences as may be designated by the board.

The common stock is the only class of securities that has voting power. In addition to the common stock, the Company has issued the following outstanding securities, none of which have voting power:

Regulation CF Offering 1

On August 31, 2018, the Company issued 373,851 shares raising $96,543 through a crowdfunding financing transaction under Regulation Crowdfunding of the Securities Act of 1933 (the "Regulation CF Transaction"). The proceeds of the financing were used to fund working capital, Legal/accounting, initial capital campaign expenses, marketing/brand development.

Regulation CF Offering 2

On March 1, 2020, the Company issued 4,621,095 shares raising $901,515 through a crowdfunding financing transaction under Regulation Crowdfunding of the Securities Act of 1933 (the "Regulation CF Transaction"). The proceeds of the financing were used to fund Technology Development; Marketing; Human Resources; Inventory; Fund Raising.

Regulation CF Offering 3

On August 19, 2020, the Company issued 2,4,62,018 shares raising $1,096,939 through a crowdfunding financing transaction under Regulation Crowdfunding of the Securities Act of 1933 (the "Regulation CF Transaction"). The proceeds of the financing were used to fund working capital, product development and growth.

Regulation CF Offering 4

On August 19, 2020, the Company issued 169,275 shares raising $122,672 through a crowdfunding financing transaction under Regulation Crowdfunding of the Securities Act of 1933 (the "Regulation CF Transaction"). The proceeds of the financing were used to fund working capital, product development and growth.

Regulation D Rule 506 Offering

In March 2023 the Company made a determination to pursue equity funding pursuant to Rule 506 of Regulation D of the Securities Act. Companies conducting an offering under Rule 506(b) can raise an unlimited amount of money and can sell securities to an unlimited number of accredited investors subject to the regulations of the Rule. The Company has issued 932,740 shares raising $245,647 under Regulation D.

Debt: 2023 Non-Convertible Notes

In 2023, the Company raised $16,420 from friends and family. The proceeds of the financing were used to fund working capital, and continued product development and growth. During 2024 the company paid off $9,420 of the debt through conversion to equity under Regulation D.

The 2023 Convertible Notes accrue interest at varying rates of between 5% per annum. Principal and interest under the 2023 Non-Convertible Notes are payable upon maturity 2023, the notes have no stated maturity.

Ownership

At this time, the Company has only one beneficial equity holder holding greater than 20% of the voting equity of the Company: J. Garrett Green.

FINANCIAL INFORMATION

Please refer to the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as **Exhibit A**.

Recent Tax Return Information

One Roc Spirits, LLC has not yet filed its tax return for the fiscal year ended December 31, 2024 but has applied for an extension. The company is current on all other tax year filings and has no liability for income tax under any federal, state, or local law.

OPERATIONS

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company maintains substantially all of its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and creditworthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Liquidity and Capital Resources

On January 1, 2023, the Company filed for an offering pursuant to Regulation D Rule 506 the proceeds from this offering and its revenue from ongoing operations in order to sustain continued investment in growth over the next 24 months.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Operating Results

Historical Perspective
During years 2021 through 2023, the Company was able to access twelve full months of public funding, which in turn allowed it to continue development and testing of its platform, and drive increases to Key Performance Indicators ahead of its formal sales & marketing growth plan. Sales were generated through a combination of initial partner wholesalers and online sales generated from its Member community.

The company credits unfettered access to working capital from public investment and a working supply chain, despite percolating industry & business effects from the Covid-19 Pandemic.

Most Recent Year 2024

	Most Recent Fiscal Year 2024	Prior Fiscal Year 2023
Subscription Sales	$ 79,491	$ 66,353
Merchandise Sales	$ 47,285	$ 33,529
Beverage Sales	$ 56,622	$ 45,152
Total Revenue	$ 183,398	$ 145,034

	Most Recent Fiscal Year 2024	Prior Fiscal Year 2023
Cost of Goods Sold	$ 26,135	$ 44,024
Marketing, Promotion	$ 25,606	$ 24,752
Web & Technology	$ 55,374	$ 97,304
Selling Expenses	$ 18,583	$ 38,205
Professional	$ 15,251	$ 24,489
Freight & Shipping	$ 11,907	$ 8,317
General Office & Administrative	$ 31,786	$ 31,545
Interest	$ 2,568	$ 11,035
Total Operating Expenses	$ 161,075	$ 235,647
Net Income (Loss)	$ (3,812)	$ (134,637)

Revenue

ONE ROQ's beverage sales volume for 2024 was $56,622 for sales of 1,464 units. This was up 23.9% from $45,704 as reported for 2023. Importantly, the Company does not consider sales to be of material importance during this period as the focus for the Company was on the development of its technology/business model, team building, and capital raise. Member Subscription program sales leveled out as less new subscribers were reluctant to spend as a result of economic conditions. Subscription revenues were $79,491, up from $66,353 in 2023.

Cost of Goods Sold

Cost of goods sold for 2024 was $26,135 compared to $44,024 in 2023. The decrease of 40.63% was primarily due to lower costs associated with products in inventory.

Gross Margin

Gross Margin for 2024 was 85.75% or $157,263 compared to $101,010 and 69.65% in 2023 due to the factors discussed in the preceding section. Margins have shown substantial improvement over the prior periods as the Company continued its primary focus on platform development and fundraising activities throughout the past year.

Expenses

Operating expenses were $161,075 in 2024 compared to $235,646 during 2023. ONE ROQ continues its strategy to aggressively pursue consumers in the online web market, the company continue to invest heavily in online marketing and sales development, spending $80,890 and $122,057 in these strategic areas during 2024 and 2023, respectively.

Information technology represents the Company's technology expenditures required to support its growing customer and investor base with expenditures in this category of $55,374 in 2024 and $97,304 in the prior year. The decrease in this category is the result of funding constraints despite our continued commitment to progressive technology which differentiates our brand from competitors. Marketing expenditures were $25,606 in 2024 compared to $24,752 in 2023.

Interest expense was $2,568 in 2024 compared to $11,035 in 2023. The significant decrease is the result of the pay-off of high-cost short-term financing arrangements.

Historical results and cash flows:

Despite its fourth year if operation, Management believes historical financial results of the Company are not indicative of future performance, as the Company has concentrated its energy and efforts primarily in the areas of product development, supply chain, strategic partnerships, legal guidance, technology development, and enduring peaked Pandemic-induced headwinds in its most recent operating year. With core platform technology completed and proven digital acquisition partners ready, the Company believes it is ready to transition to a measurable and predictable growth plan.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $6,609.

Company resources at the end of each year was low due to aggressive cash outlays into technology development of its web platform.

As of late 2024, the Company's supply chain has normalized and Offering 4 provides the company the ability to continue to reboot.

Debt

Creditor: Scarp Property Associates, LLC
Amount Owed: $0
Interest Rate: 5.0%
Maturity Date: September 30, 2030
Converted to Equity: April 1, 2024

The note bears interest at 5.0% per annum requiring monthly payments of interest and principal of $1,526 through maturity on 9/30/2030. The unpaid principal balance was $122,947 at December 31, 2023 and was converted to 158,228 equity units with a par value of $125,000 on April 1, 2024.

MATERIAL CHANGES AND OTHER INFORMATION

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Advances Receivable - Founding Member – At December 31, 2024 and 2023, the Company had advances receivable due from its founder and majority member in the amount of $287,379 and $213,409, respectively. These balances have no formal repayment terms or stated interest rate and are not expected to be paid in the ensuing twelve months.

Operating Lease – The Company leased office space from its majority member on a month-to-month basis. During the years ended December 31, 2024 and prior, related party rent expense was $15,000.

Guarantee – The Company's founding and majority member personally guarantees certain accounts payable.

Non-Convertible Note - In 2024 and 2023, the Company entered into a series of notes payable with the founding members' family estate in the amount of $7,000, respectively. The proceeds of the financing were used to fund working capital, product development and growth.

The 2023 Convertible Notes accrue interest at 5% per annum. Principal and interest under the 2023 Non-Convertible Notes are payable at a maturity date to be determined in the future.

The Company has not conducted any other transactions with related persons since the beginning of the Company's last fiscal year.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, or its security holders.

OTHER INFORMATION

Compliance with Ongoing Reporting Requirements

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

EXHIBIT A

Financial Statements

ONE ROQ SPIRITS LLC
BALANCE SHEETS
(Unaudited)
As of December 31, 2024 and 2023

		2024		2023
ASSETS				
Current Assets				
Checking/Savings	$	6,609	$	22,324
Accounts Receivable		907		3,310
Other Current Assets				
Notes Payable - Founders		287,379		213,409
Inventory		101,389		61,646
Total Current Assets		396,284		300,689
Fixed Assets				
Furniture and Equipment		19,260		19,260
Accumulated Depreciation		(19,260)		(19,260)
Total Fixed Assets		-		-
Other Assets				
Trademark		3,155		3,394
TOTAL ASSETS	$	**399,438**	$	**304,083**
Liabilities				
Current Liabilities				
Accrued Liabilities	$	35,300	$	117,641
Investor Notes Payable ST		7,516		123,190
Loan Payable - Third Party		-		122,947
Total Current Liabilities		42,816		363,779
Long Term Liabilities		-		-
Total Liabilities		42,816		363,779
Equity				
Share Capital		2,464,741		2,044,610
Founders Capital Contribution		228,474		228,474
Retained Earnings		(2,336,592)		(2,332,780)
Total Equity		356,623		(59,696)
TOTAL LIABILITIES & EQUITY	$	**399,438**	$	**304,083**

Unaudited. Seed accompanying notes, which are an integral part of these financial statements.

ONE ROQ SPIRITS LLC
STATEMENTS OF OPERATIONS
(Unaudited)
For the years ended December 31, 2024 and 2023

	2024	2023
Revenue:		
Net revenues	$ 183,398	$ 145,034
Costs of goods sold	(26,135)	(44,024)
Gross margin on sales	157,263	101,010
Operating Expenses:		
Sales & marketing	56,096	71,274
General & administrative	102,411	153,175
Total Operating Expenses	158,507	224,449
Loss from operations	(1,244)	(123,439)
Other Income/(Expense):		
Interest expense	(2,568)	(11,035)
Other Income	-	-
Total Other Income/(Expense)	(2,568)	(11,035)
Loss before provision for income taxes	(3,812)	(134,475)
Provision for income taxes	-	(162)
Net loss	$ (3,812)	$ (134,637)

Unaudited. See accompanying notes, which are an integral part of these financial statements.

ONE ROQ SPIRITS LLC
STATEMENT OF CHANGES IN MEMBERS EQUITY
(Unaudited)
As of December 31, 2024 and 2023

| | Members' Equity (Deficit) | |
	Membership Units	Members' Equity (Deficit)
Balance, January 1, 2023	56,841,317	$ (60,069)
Issuance of membership units	1,550,381	135,010
Forfeiture of membership units by founding member	(1,050,000)	-
Offering costs	-	(11,907)
Net Loss	-	(122,730)
Balance, December 31, 2023	57,341,698	(59,696)
Issuance of membership units	472,596	420,131
Offering costs	-	(4,294)
Net Profit (Loss)	-	482
Balance, December 31, 2024	57,814,294	$ 356,623

Unaudited. See accompanying notes, which are an integral part of these financial statements.

ONE ROQ SPIRITS LLC
STATEMENTS OF CASH FLOWS
(Unaudited)
For the years ended December 31, 2024 and 2023

	2024	2023
Cash Flows From Operating Activities		
Net Loss	$ (3,812)	$ (134,637)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Amortization	239	239
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	2,402	23,687
(Increase)/Decrease in inventory	(39,742)	13,058
Increase/(Decrease) in accounts payable	(82,341)	47,240
Increase/(Decrease) in accrued interest payable	516	502
Net Cash Used In Operating Activities	(122,738)	(49,910)
Cash Flows From Investing Activities		
Net loans to founding member	(73,970)	(36,933)
Net cash used in investing activities	(196,708)	(86,843)
Cash Flows From Financing Activities		
Principal repayment of notes payable	(239,138)	(40,093)
Proceeds from issuance of member units	420,131	135,009
Offering costs paid	-	-
Net Cash Provided By Financing Activities	180,993	94,916
Net Increase (Decrease) in Cash and Restricted Cash	(15,715)	8,073
Cash at Beginning of Period	22,324	14,251
Cash at End of Period	$ 6,609	$ 22,324
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 2,052	$ 10,533
Cash paid for income taxes	$ -	$ 162

Unaudited. See accompanying notes, which are an integral part of these financial statements.

ONE ROQ SPIRITS LLC

Notes to Financial Statements
(Unaudited)
For the Years Ended December 31, 2024 and 2023

1. **NATURE OF OPERATIONS**

   ONE ROQ Spirits LLC (the "Company") is a limited liability company organized on March 12, 2012 under the laws of the State of New York. The Company is an adult beverage manufacturer which primarily produces proprietary vodka recipes under its ONE ROQ® brand name. Its principal products include: ONE ROQ Vodka (plain flavored/flagship), ONE ROQ Loganberry (flavored), ONE ROQ Dark Chocolate Truffle (flavored), and ONE ROQ Raspberry (flavored). The Company currently produces its products utilizing contract bottlers of the ONE ROQ recipes that are currently located in Colorado, Oregon, and South Florida, with self-production as an important tenet of its future business plans.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Accounting – The accompanying financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

   Management's Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues, and expenses. Actual results could differ from those estimates. Significant estimates within these financial statements include the net realizable value of accounts receivable and inventory, the useful lives of property and equipment and the realization of deferred tax assets.

   Cash and Cash Equivalents – The Company considers all cash accounts which are not subject to withdrawal restrictions to be cash equivalents. Substantially all of the Company's cash balances are held with one financial institution which may exceed federally insured limits at various times throughout the year. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk.

   Accounts Receivable – The Company uses the reserve method to account for uncollectible accounts receivable and reviews its accounts on a monthly basis. Allowances for potential credit losses are determined based on an evaluation of the composition of accounts and expected credit trends. When an account is deemed uncollectible, the Company charges expense. At December 31, 2024 and 2023, management determined no allowance for uncollectible accounts was necessary.

   Inventory – Inventory includes freight-in, materials and overhead costs and is stated at the lower of cost (on a first-in, first-out basis) or net realizable value. Adjustments are recorded for slow-moving, obsolete, or unusable inventory. The Company assesses its inventory for estimated obsolescence or unmarketable inventory and writes down the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future sales and supply on-hand, if necessary.

   Property and Equipment – Property and equipment are stated at cost. Depreciation over the estimated useful lives of the assets (5 years) is provided using the straight-line method for financial reporting purposes. Maintenance and repairs are expensed in the period incurred; significant betterments are capitalized. Property and equipment in the accompanying balance sheets was fully depreciated and is reflected net of accumulated amortization of $19,260 at December 31, 2024 and 2023.

   Management evaluates the recoverability of long-lived assets on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes an impairment loss when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured by the excess of the carrying amount of the asset over its estimated fair value. No impairment losses have been recorded as of December 31, 2024 and 2023.

ONE ROQ SPIRITS LLC

Notes to Financial Statements
(Unaudited)
For the Years Ended December 31, 2024 and 2023

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)**

Trademark Costs – The costs of obtaining trademarks are capitalized and amortized over a 15-year period using the straight-line method. At December 31, 2024 and 2023, the amounts in the accompanying balance sheets are reflected net of accumulated amortization of $811 and $572, respectively.

Fair Value Measurements – Accounting principles generally accepted in the United States of America establish the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described below:

- *Level 1* – Inputs to the valuation methodology that consist of unadjusted quoted prices for identical assets or liabilities in active markets that the reporting entity has the ability to access.

- *Level 2* – Inputs to the valuation methodology which include: (1) quoted prices for similar assets or liabilities in active markets, (2) quoted prices for identical or similar assets or liabilities in inactive markets, (3) inputs other than quoted prices that are observable for the asset or liability, and (4) inputs that are corroborated by observable market data by correlation or other means.

- *Level 3* – Inputs to the valuation methodology that are unobservable and are significant to the overall fair value measurement.

The carrying amounts reported in the accompanying balance sheets approximate their fair values.

Revenue Recognition – The Company recognizes revenue to depict the transfer of promised goods or services to its customers in an amount reflecting the consideration to which the Company expects to be entitled in exchange for such goods or services. In applying this recognition principle, the Company applies the following five step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when, or as, the performance obligation is satisfied.

The Company derives its revenue from the sale of its alcohol and merchandise products. Each product sold to a customer typically represents a distinct performance obligation. The Company satisfies its performance obligation and revenue is recorded at the point in time when products are delivered as the Company has determined that this is the point that control transfers to the customer. The Company invoices customers upon delivery of the product, and payments from such customers are due upon invoicing. The Company's contracts do not have significant financing components. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenue. Shipping and handling costs associated with outbound freight are included in selling expenses and amounted to $11,909 and $8,317 for the years ended December 31, 2024 and 2023, respectively.

Cost of Goods Sold – Costs of goods sold include the cost of products, supplies, freight-in, and other direct expenses to its sales.

Advertising Costs – The costs of advertising are charged to expense in the period incurred. Advertising expenses amounted to $25,606 and $24,752 for the years ended December 31, 2024 and 2023, respectively.

ONE ROQ SPIRITS LLC

Notes to Financial Statements
(Unaudited)
For the Years Ended December 31, 2024 and 2023

3. INVENTORY

The Company's inventory consisted of the following at December 31:

	2024	2023
Raw Materials	$ 39,329	$ 26,763
Merchandise	5,457	3,489
Finished Goods	56,603	31,394
Total Inventory	$ 101,389	$ 61,646

4. NOTES PAYABLE

The Company's notes payable consisted of the following at December 31:

	2024	2023
Several unsecured demand notes payable to Scarp Properties Associates, LLC in the aggregate amount of $166,408. The notes require monthly installments of $1,526, including interest at 5% per annum, and matured in May 2018. The lender has agreed to extend the maturity date. The note was converted to $125,000 of equity on April 1, 2024.	$ -	$ 122,947
Notes payable to eight members of the Company in the aggregate amount of $16,150. The notes carry an interest rate of 10% per annum and matured on dates ranging from February 22, 2022 to June 1, 2022. Certain notes totaling $8,500 contain a conversion feature whereby the creditors can elect to convert the outstanding balances into 19,767 membership units at a conversion price of $0.43 per unit. During 2022, these conversion options were exercised, and the remaining notes were paid in full to the investors.	$ -	$ 16,150
Notes payable to five members of the Company in the aggregate amount of $125,000 in 2022. The notes carry interest rates between 5% and 33% per annum. The notes have various maturity dates ranging from 4 to 24 months. All notes with the exception of $7,000, have been paid-off or converted to equity at December 31, 2024. The remaining $7,000 bears interest at 5% per annum and has no stated maturity date.	$ 7,515	$ 123,190
Total notes payable	$ 7,515	$ 262,287
Less current portion	(7,515)	(262,287)
Long-term portion	$ -	$ -

ONE ROQ SPIRITS LLC

Notes to Financial Statements
(Unaudited)
For the Years Ended December 31, 2024 and 2023

5. **INCOME TAXES**

The benefit from income taxes consisted of the following for the years ended December 31:

Deferred:

	2024	2023
Federal	$ (57,633)	$ (112,935)
State	(20,172)	(40,066)
Increase in valuation allowance	$ (77,805)	$ (153,001)

The expected tax benefit that would result from applying the federal statutory tax rate to loss before income taxes differs from the amounts reported in the financial statements as a result of state income taxes and the change in the valuation allowance offsetting the Company's deferred tax assets. At December 31, 2024 and 2022, the Company had deferred tax assets of approximately $350,000 and $273,000, respectively, resulting from net operating loss carryforwards. At December 31, 2024 and 2023, a valuation allowance was recorded to fully offset the net deferred tax assets as the realization of the related income tax benefits remains uncertain. At December 31, 2024, the Company had approximately $1,650,000 of net operating loss-carryforwards.

6. **MEMBERS' EQUITY**

Amended Operating Agreement – In May 2020, the Company adopted a fourth amended and restated operating agreement which, among other changes, increased the authorized number of membership units from 55,000,000 to 60,000,000. Pursuant to the agreement, each membership unit entitles the holder: (1) to one vote, except for certain interested transactions, as defined; (2) to receive its pro rata distributions made by the Company; and (3) to enjoy all other rights, benefits and interests in the Company. Additionally, the amended and restated operating agreement restricts the sale or transfer of ownership interests, other than certain permitted transfers, in that the selling member must provide the Company and other membership holders the right of first refusal at least 45 days prior to any such transfer, as defined in the agreement. Further restrictions on the transferability of the membership units also exist pursuant to the Company's regulated crowdfunding offering. In addition, the amended and restated operating agreement contains certain drag-along provisions whereby holders of more than 50% of the Company's membership units may sell all of their membership units to an unaffiliated third party as part of a sale of all equity of the Company. In such case, such 50% holders shall have the right to include the other members' membership units in the sale by providing the other members with written notice of the transaction, as defined in the agreement.

Amended Operating Agreement – The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Membership Units – As of December 31, 2024 and 2023, the Company had 57,814,294 and 57,341,698 membership units issued and outstanding of which Mr. J. Garrett Green, the Company's founding member, owned approximately 86% and 87% of these outstanding membership units, respectively.

Membership Unit Issuances

During the year ended December 31, 2024, the Company raised $420,131 pursuant to an offering under Regulation Crowdfunding, with 472,596 membership units issued at $0.43 per unit (with certain investors receiving a reduced rate under the offering terms).

ONE ROQ SPIRITS LLC

Notes to Financial Statements
(Unaudited)
For the Years Ended December 31, 2024 and 2023

7. MEMBERS' EQUITY (*Continued*)

Membership Unit Issuances

During the year ended December 31, 2023, the Company raised $135,010 pursuant to an offering under Regulation Crowdfunding, with 500,381 membership units issued at $0.43 per unit (with certain investors receiving a reduced rate under the offering terms).

During the year ended December 31, 2022, the Company raised $97,966 pursuant to an offering under Regulation Crowdfunding, with 227,130 membership units issued at $0.43 per unit (with certain investors receiving a reduced rate under the offering terms).

During the year ended December 31, 2021, the Company raised $739,174 pursuant to an offering under Regulation Crowdfunding, with 1,752,038 membership units issued at $0.43 per unit (with certain investors receiving a reduced rate under the offering terms). The Company's portal was issued 57,950 membership units as compensation which were valued at $24,919 and recorded as additional noncash offering costs in members' equity (deficit). Additionally, during the year ended December 31, 2021 and in connection with the Company's fourth amended and restated operating agreement, the founding member elected to forfeit 1,050,000 of his membership units to the Company.

During the year ended December 31, 2020, the Company raised $441,287 through the issuance of 1,636,355 membership units pursuant to two offerings under Regulation Crowdfunding, with 1,012,244 membership units issued at $0.20 per unit for gross proceeds of $198,059 and 624,111 membership units issued at $0.43 per unit (with certain investors receiving a reduced rate under the offering terms) for gross proceeds of $243,228. The Company's portal was issued 12,482 membership units as compensation which were valued at $5,367 and recorded as additional noncash offering costs in members' equity (deficit).

As of December 31, 2024 and 2023, the Company had no funds held in escrow. The Company also incurred $4,294 and $11,907 in cash offering costs for the years ended December 31, 2024 and 2023, respectively, in connection with the Regulation Crowdfunding offerings.

8. **RELATED PARTY TRANSACTIONS**

Advances Receivable - Founding Member – At December 31, 2024 and 2023, the Company had advances receivable due from its founder and majority member in the amount of $287,379 and $213,409, respectively. These balances have no formal repayment terms or stated interest rate and are not expected to be paid in the ensuing twelve months.

Operating Lease – The Company leases office space from its majority member on a month-to-month basis. During the years ended December 31, 2024 and 2023, related party rent expense was $15,000.

Guarantee – The Company's founding and majority member personally guarantees certain accounts payable.

9. **COMMITMENTS AND CONTINGENCIES**

Operating Lease – As stated in Note 8, the Company leases office space from its majority member on a month-to- month basis.

ONE ROQ SPIRITS LLC

Notes to Financial Statements
(Unaudited)
For the Years Ended December 31, 2024 and 2023

9. **COMMITMENTS AND CONTINGENCIES** (*Continued*)

Litigation – Management has assessed that there is no threatened or pending litigation against the Company or any of its officers.

10. **SUBSEQUENT EVENTS**

Regulation D Rule 506 Offering – The Company has made a determination to pursue equity funding pursuant to Rule 506 of Regulation D of the Securities Act during 2024. Companies conducting an offering under Rule 506(b) can raise an unlimited amount of money and can sell securities to an unlimited number of accredited investors subject to the regulations of the Rule.

CERTIFICATION

I, J. Garrett Green, CEO of One Roq Spirits, LLC, certify that:

a. the financial statements of One Roq Spirits, LLC included in this Form C-AR are true and complete in all material respects; and

b. the tax return information of One Roq Spirits, LLC included in this Form C-AR reflects accurately the information reported on the tax return for One Roq Spirits, LLC filed for the fiscal year ended December 31, 2024.

_____

J. Garrett Green
Chief Executive Officer

4/30/2025
_____
    Date

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: OneRoq Spirits LLC
Date: April 30, 2025

By: Is/
_____

    J. Garrett Green
    Chief Executive Officer

Pursuant to the requirements of Regulation Crowdfunding, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: April 30, 2025
J. Garrett Green

By: Is/
_____

    J. Garrett Green
    Chief Executive Officer, Chief Financial Officer,
    Chief Accounting Officer and Director